Mail Stop 6010

      October 7, 2005




Mr. Martin B. Bloch
President and Chief Executive Officer
Frequency Electronics, Inc.
55 Charles Lindbergh Boulevard
Mitchel Field, New York 11553

	RE:	Frequency Electronics, Inc.
		Form 10-K for the fiscal year ended April 30, 2005
		Filed July 28, 2005
		File No. 1-08061

Dear Mr. Bloch:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








FORM 10-K for the period ending April 30, 2005

Consolidated Statement of Operations - page 30

1. In future filings, please present the compensation charges in cost of sales, selling and administrative expenses and other major line items, after appropriate allocation. We would not object if you show a parenthetical inclusion. Refer to SAB Topic 14(F).

Notes to Financial Statements - page 34

Note 4 Inventories - page 38

2. In future filings, please disaggregate Work in Progress from Finished Goods in your inventory footnote disclosure. Refer to Rule
5-02(6)(a) of Regulation S-X.

Note 6 Property, Plant and Equipment - page 39

3. We refer to the sale of the Long Island building to Reckson Associates Realty Corp in exchange for approximately 513,000 participation units of Reckson Operating Partnership, L.P. Please tell us in detail the accounting for all aspects of this transaction, including the conversion of the REIT units and recognition of the deferred gain. In your response please show your calculations and tell us how you determined the fair market value. Please cite appropriate GAAP literature to support your accounting.

Note 10 Investment in Morion, Inc. - page 41

4. Since it appears in 2004 your equity in the income from your investment in Morion exceeded 20% of your 2004 income from continuing operations before taxes, extraordinary items and cumulative effect of a change in accounting principle, it appears to us you are required to include Rule 3-09 of Regulation S-X financial statements for this investee in your Form 10-K. Please file an amended 2005 Form 10-K with all required financial statements or tell us why you believe no such amendment is necessary. Also, note that your future Form 10-Q`s should include the disclosure required by Item 4-08(g) of Regulation
S-X for any significant equity investees.




Note 13 Employee Benefit Plans - page 42

Deferred Compensation Plan - page 45

5. During the year 2005, the Company recorded a $327,000 change in accounting estimate reflecting the use of updated actuarial mortality tables to determine its deferred compensation liability. Please tell us in detail the circumstances surrounding this adjustment.
Specifically, discuss the facts and circumstances that support the timing of the referenced change in estimate.

General Comment

6. Please comply with our futures comments in any amendment required in response to this comment letter.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or myself if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551-3603 with any other questions. In this regard, do not hesitate to contact Angela J. Crane, Accounting Branch Chief, at (202) 551-3554.

							Sincerely,


							Jay Webb
							Reviewing Accountant
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Martin B. Bloch
Frequency Electronics, Inc.
October 7, 2005
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